UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Forbes Medi-Tech Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

344907100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)   X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,567,540
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,567,540

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,540

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)   X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,567,540
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,567,540

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,540

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)   X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,567,540
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,567,540

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,540

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12. Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a) Name of Issuer

Forbes Medi-Tech Inc.

(b) Address of Issuer's Principal Executive Offices

Suite 200-750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8

Item 2.

(a) The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI LLC")

Palo Alto Investors ("PAI")

William Leland Edwards

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

470 University Avenue, Palo Alto, CA 94301

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 344907100

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to PAI and Mr. Edwards).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAI LLC is a registered investment adviser and is the general partner and investment adviser of investment limited partnerships and the investment adviser to other investment funds. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client separately holds more than five percent of the outstanding Stock. PAI is the manager of PAI LLC. Mr. Edwards is the controlling shareholder and president of PAI.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, each of the Filers disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007
PALO ALTO INVESTORS By: /s/ William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President
/s/ William L. Edwards

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